SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 2)

                            Monro Muffler Brake, Inc.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                    610236101
                                 (CUSIP Number)

                                 Donald Glickman
                               535 Madison Avenue
                            New York, New York 10022
                                 (212) 634-1160
                     (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 20, 2004
            (Date of event which requires filing of this statement).


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

CUSIP No. 610236101                  13D/A                  Page 2 of 6 Pages

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     (1)      NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON                              Donald Glickman
-----------------------------------------------------------------------------
     (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (SEE INSTRUCTIONS)                          (a) [ ]
                                                           (b) [ ]
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     (3)      SEC USE ONLY
-----------------------------------------------------------------------------
     (4)      SOURCE OF FUNDS
                                                           PF
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     (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       [ ]
-----------------------------------------------------------------------------
     (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                           United States
-----------------------------------------------------------------------------
NUMBER OF         (7)  SOLE VOTING POWER                   798,862 (Includes
                       45,585 shares of Common Stock underlying presently
                       exercisable stock options. SHARES Excludes shares of
                       Common Stock owned by Mr. Glickman's children, none of
BENEFICIALLY           whom share the same household with Mr. Glickman.  Mr.
                       Glickman disclaims beneficial ownership over such
                       shares.)
               --------------------------------------------------------------
OWNED BY
                  (8)  SHARED VOTING POWER                 0


EACH           --------------------------------------------------------------

                  (9)  SOLE DISPOSITIVE POWER              798,862 (Includes
                       45,585 shares of Common Stock underlying presently
REPORTING              exercisable stock options. Excludes shares of Common
                       Stock owned by Mr. Glickman's children, none of whom
                       share the same household with Mr. Glickman.  Mr.
                       Glickman disclaims beneficial ownership of such shares.)
PERSON WITH
               --------------------------------------------------------------

                  (10) SHARED DISPOSITIVE POWER               0

-----------------------------------------------------------------------------
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON                     798,862 (Includes
              45,585 shares of Common Stock underlying presently exercisable stock options. Excludes shares of Common Stock owned by Mr. Glickman's children, none of whom share the same household with Mr. Glickman. Mr. Glickman disclaims beneficial ownership of such shares.)
-----------------------------------------------------------------------------
     (12)     CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (11) EXCLUDES CERTAIN SHARES
               (SEE INSTRUCTIONS)                          [  ]
-----------------------------------------------------------------------------
     (13)     PERCENT OF CLASS REPRESENTED
              BY AMOUNT IN ROW (11)                        6.0%
-----------------------------------------------------------------------------
     (14)     TYPE OF REPORTING PERSON
               (SEE INSTRUCTIONS)                          IN

CUSIP No. 610236101                  13D/A                  Page 3 of 6 Pages

ITEM 1.         SECURITY AND ISSUER.
------          -------------------

      The Schedule 13D (the "Schedule 13D") initially filed on August 7, 1995 and previously amended on August 14, 1996 by the undersigned relating to the common stock, par value $.01 per share (the "Common Stock"), issued by Monro Muffler Brake, Inc., a New York corporation (the "Company"), is hereby amended and restated by this Amendment No. 2 to the Schedule 13D. The Company's principal executive offices are located at 200 Holleder Parkway, Rochester, New York 14615-3808.

ITEM 2.         IDENTITY AND BACKGROUND.
------          -----------------------

      (a) This statement is filed by Donald Glickman ("Mr. Glickman").

      (b) Mr. Glickman's address is 535 Madison Avenue, New York, New York
10022.

      (c) Mr. Glickman is a partner of J.F. Lehman & Company, an investment banking firm located at 535 Madison Avenue, New York, New York 10022. Mr. Glickman is also a director of the Company.

      (d) Mr. Glickman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

      (e) Mr. Glickman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Glickman is a citizen of the United States.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.
------          --------------------------------------------------

      The beneficial ownership of 45,585 shares reported herein reflects grants by the Company to Mr. Glickman of options to purchase shares of Common Stock pursuant to the Company's Non-Employee Directors' Stock Option Plans. The remainder of the shares of Common Stock of the Company of which Mr. Glickman is deemed to be the beneficial owner (adjusted for stock splits, stock dividends and dispositions) were acquired by Mr. Glickman for an aggregate purchase price of approximately $75,000, which came from Mr. Glickman's personal funds.

ITEM 4.    PURPOSE OF TRANSACTION.
------     ----------------------

      The purpose of Mr. Glickman's acquisition of the shares of Common Stock is for investment. Mr. Glickman may make further purchases of shares of Common Stock from time to time and may dispose of any or all of such shares at any time. Mr. Glickman is not currently involved in, and has no present intention to become involved in the formulation of, any plan or proposal that relates to, or could result in, any of the matters referred to in paragraphs (b) through (j) of
Item 4 of Schedule 13D. Mr. Glickman may, at any time and from time to time, review or reconsider his position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

CUSIP No. 610236101                  13D/A                  Page 4 of 6 Pages

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.
------     ------------------------------------

      (a) As of the date hereof, Donald Glickman may be deemed to be the beneficial owner of 798,862 shares of Common Stock, constituting 6.0% of the Common Stock outstanding.(1) The percentages throughout this Item 5 are based upon 13,354,877 outstanding shares of Common Stock, which includes (i) 13,309,292 shares of Common Stock reported to be outstanding as of January 24, 2004, as reflected in the Company's Form 10-Q for the quarter ended December 27, 2003 and (ii) 45,585 shares of Common Stock that would be outstanding upon the exercise of options held by Mr. Glickman.

      (b) Mr. Glickman has the sole power to vote and to dispose of all of the 798,862 shares (6.0%) of Common Stock of which he has beneficial ownership.

      (c) The trading dates, number of shares of Common Stock sold and the price per share for all transactions in the Common Stock by Mr. Glickman during the past 60 days are set forth on SCHEDULE A and are incorporated by reference.

      (d) No person other than Mr. Glickman is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of the shares of Common Stock beneficially owned by Mr. Glickman.

      (e) Not applicable.

ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
------          -------------------------------------------------------------
                RESPECT TO SECURITIES OF THE ISSUER.
                -----------------------------------

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

ITEM 7.         MATERIALS TO BE FILED AS EXHIBITS.
------          ---------------------------------

      Not applicable.















--------
1 All beneficial ownership reported on this Amendment No. 2 to the Schedule 13D reflects a 3-for-2 stock split distributed by the Company on October 31, 2003.

CUSIP No. 610236101                  13D/A                  Page 5 of 6 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 9, 2004



                                      /S/ DONALD GLICKMAN
                                      ------------------------------
                                      Donald Glickman

CUSIP No. 610236101                  13D/A                  Page 6 of 6 Pages

                                   SCHEDULE A

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  DATE OF TRANSACTION    NUMBER OF SHARES SOLD     PRICE PER SHARE ($)
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       02/20/04                 1,882                  $23.90
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       02/20/04                 7,918                  $24.00
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       02/20/04                  100                  $24.001
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       02/20/04                  500                   $24.01
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       02/20/04                  100                  $24.011
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       02/20/04                  200                   $24.02
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       02/20/04                 3,000                  $24.06
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       02/20/04                  300                   $24.18
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       02/23/04                 22,800                 $24.00
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       02/23/04                 13,200                 $24.01
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       05/28/04                  220                    Gift
----------------------------------------------------------------------